Commission File Number 001-31914

EXHIBIT 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

ANNOUNCEMENT

FORFEITURE OF UNCLAIMED DIVIDENDS

According to the articles of association of China Life Insurance Company Limited (the “Company”), the Company may exercise the right to forfeit unclaimed dividends after the expiration of the applicable limitations period, subject to the requirements of the relevant laws, rules and regulations of the PRC, as well as the regulations of the jurisdictions in which the shares of the Company are listed. Accordingly, the board of directors of the Company announces that the 2016 final dividend of RMB0.24 (equivalent to HK$0.27215) per share, declared on 23 March 2017 and remaining unclaimed on 23 March 2023, will be forfeited and revert to the Company.

Shareholders of the Company who are entitled to but have not received the above dividend are advised to contact the Company’s H Share Registrar, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible but no later than 4:30 p.m. on 23 March 2023.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 1 February 2023

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Bai Tao, Zhao Peng, Li Mingguang
Non-executive Director:	Wang Junhui
Independent Non-executive Directors:	Lam Chi Kuen, Zhai Haitao, Huang Yiping, Chen Jie